# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Barfresh Food Group Inc., CIK 0001487197
CUSIP: 067532200
Title of class of securities: Common Stock, $0.000001 par value
Address of issuer's principal executive offices: 3600 Wilshire Boulevard, Suite 1720, Los Angeles, California (CA), 90010
Date of event which requires filing of this statement: 03/10/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001531964
Persons authorized to receive notices and communications: Justin B. Borus, Ibex Investors LLC, 250 Fillmore Street, Suite 150, Denver, Colorado (CO), 80206, (303) 500-8821

## Reporting persons
- Ibex Investors LLC (CIK 0001531964): type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
  Comment: limited liability company
- Justin B. Borus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,440,885; shared voting power 0; sole dispositive power 1,440,885; shared dispositive power 0; aggregate amount beneficially owned 1,440,885 (9% of the class)
- Ibex Microcap Fund LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
- Ibex Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,110,982; shared voting power 0; sole dispositive power 1,110,982; shared dispositive power 0; aggregate amount beneficially owned 1,110,982 (7% of the class)
  Comment: limited liability company

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.000001 par value
Name of issuer: Barfresh Food Group Inc.
Address of issuer's principal executive offices: 3600 Wilshire Boulevard, Suite 1720, Los Angeles, California (CA), 90010

## Item 2. Identity and Background
Residence or business address: The principal business address of the Reporting Persons is 250 Fillmore Street, Suite 150, Denver, CO 80206.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented with the following:

On March 10, 2026, Justin B. Borus, a member of the board of directors of the Issuer, notified the Issuer that he would be resigning as a director.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the close of business on each of March 10, 2026 (being the Event Date of this Amendment No. 8) and March 12, 2026 (being the filing date of this Amendment No. 8), the Reporting Persons beneficially own:

(i) The Fund directly owns 1,110,982 shares of Common Stock, representing 7.0% of all of the outstanding shares of Common Stock.

(ii) Mr. Borus directly owns 329,903 shares of Common Stock, representing 2.1% of all of the outstanding shares of Common Stock.

(iii) The Investment Manager, as the investment manager and general partner of the Fund, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 7.0% of all of the outstanding shares of Common Stock.

(iv) IM Holdings, as the sole member of the Investment Manager, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 7.0% of all of the outstanding shares of Common Stock.

(v) Mr. Borus, as the manager of the Investment Manager and IM Holdings, may be deemed to beneficially own the 1,110,982 shares of Common Stock held by the Fund, representing 7.0% of all of the outstanding shares of Common Stock. Together with the securities owned directly by Mr. Borus as set forth in clause (ii) above, Mr. Borus may be deemed to beneficially own 1,440,885 shares of Common Stock, representing 9.0% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership of any shares of Common Stock other than the shares beneficially owned directly by such Reporting Person.

The foregoing percentages set forth in this response are based on 15,969,281 shares of Common Stock outstanding as of November 4, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Fund has, and each of the Investment Manager, IM Holdings and Mr. Borus may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of 1,110,982 shares of Common Stock reported herein. Mr. Borus has the power to vote or direct the vote of and to dispose or direct the disposition of 329,903 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days: No transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Ibex Investors LLC: /s/ Justin B. Borus, Justin B. Borus/Authorized Signatory (03/12/2026)
- Justin B. Borus: /s/ Justin B. Borus, N/A (03/12/2026)
- Ibex Microcap Fund LLLP: /s/ Justin B. Borus, Justin B. Borus/Authorized Signatory (03/12/2026)
- Ibex Investment Holdings LLC: /s/ Justin B. Borus, Justin B. Borus/Authorized Signatory (03/12/2026)